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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                              CANNON EXPRESS, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                                     137694
                                 (CUSIP Number)


                             Mr. Calvin Turner, Jr.
                             Chief Operating Officer
                            1457 East Robinson Avenue
                           Springdale, Arkansas 72765
                                 (479) 751-9209
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 27, 2003
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]






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                                 SCHEDULE 13D/A


CUSIP No. 137694



 (1) NAMES OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Calvin Turner, Jr.
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 (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
       INSTRUCTIONS)                                           (a)  [ ]
                                                               (b)  [X]
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 (3)   SEC USE ONLY

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 (4)   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       SC
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 (5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                           [ ]
       Not applicable
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 (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
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   NUMBER OF     (7)   SOLE VOTING POWER
    SHARES             -0-
 BENEFICIALLY    ---------------------------------------------------------
 OWNED BY EACH   (8) SHARED VOTING POWER
   REPORTING           -0-
    PERSON       ---------------------------------------------------------
     WITH        (9) SOLE DISPOSITIVE POWER
                       -0-
                 ---------------------------------------------------------
                 (10)  SHARED DISPOSITIVE POWER
                       -0-
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  (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         -0-
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  (12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                  [ ]
         Not applicable
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  (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.31%
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  (14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
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ITEM 1. SECURITY AND ISSUER

        This statement relates to the common stock $.01 par value ("Common Stock") of Cannon Express, Inc. (the "Issuer" or "Cannon"). The CUSIP number of Cannon's single class of Common Stock is 137694. The executive offices of the Issuer were located at 1457 Robinson, P.O. Box 364, Springdale, Arkansas 72765.


ITEM 2. IDENTITY AND BACKGROUND

      (a)   Name: Calvin Turner, Jr.

      (b)   Business address: 1457 East Robinson Avenue, Springdale, AR 72765

      (c)   Present Occupation: Financial Advisory Services

      (d) Mr. Turner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Mr. Turner was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Citizenship: Mr. Turner is a citizen of the United States of America.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Cannon Express, Inc. will be the source of any funds used to pay for the acquisition of the stock options from CFOex, Inc., Bruce Jones, Jim Schnoes, and Calvin Turner, Jr. See "Purpose of the Transaction."


ITEM 4. PURPOSE OF TRANSACTION

        On May 27, 2003, CFOex, Inc., Bruce Jones, Jim Schnoes, and Calvin Tuner, Jr. executed the Settlement and Termination Agreement ("Agreement"). The Agreement terminates the letter agreement ("Letter Agreement") dated July 23, 2002. The Letter Agreement provided for certain members of CFOex, Inc. to provide executive management services to Cannon Express ("Company"). The Agreement reclassified certain services of CFOex, Inc. to be rendered to the Company and revised the composition of the consideration to be received by CFOex, Inc. As part of the terms of the Agreement, the Company reacquired all of the stock options issued to CFOex, Inc., Bruce Jones, Jim Schnoes, and Calvin Turner, Jr. by the Company. The Company will pay CFOex, Inc. $450,000 less $50,000 in May payments to CFOex, Inc. The first installment of $150,000, less the May payment, if made, is to be paid on or before the purchase closing date. The second installment is to be paid on or before the first anniversary of the purchase closing. The Agreement is filed as Exhibit 7 to this Schedule 13D.





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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        During the most recent sixty days, there were no transactions in the Common Stock other than the issuance of the stock options and the reacquisition of those options described in this document.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Jim Schnoes has assumed the position of President with the Company. Apart from this change, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the issuer.

        There are no understandings or agreements among or between Bruce Jones, Jim Schnoes, Calvin Turner, Jr., CFOex, Inc., and the Company other than described in this Schedule or in Exhibit 7 filed with this schedule.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


        Exhibit No. 1 - Agreement dated July 23, 2002 previously filed on November 21, 2002.


        Exhibit No. 2 - Agreement dated August 17, 2002 previously filed on November 21, 2002.


        Exhibit No. 3 - Option Agreement dated August 17, 2002, for 500,000 shares previously filed on November 21, 2002.


        Exhibit No. 4 - Option Agreement dated August 17, 2002, for 500,000 shares previously filed on November 21, 2002.


        Exhibit No. 5 - Option Agreement dated August 17, 2002, for 250,000 shares previously filed on November 21, 2002.


        Exhibit No. 6 - Option Agreement dated August 17, 2002, for 250,000 shares previously filed on November 21, 2002.


        Exhibit No. 7 - Settlement and Termination Agreement executed May 27, 2003. Incorporated by reference from Exhibit 99.2 of Form 8-K filed on June 2, 2003 pursuant to Rule 12b-32 and item F of Form 8-K.




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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   June 5, 2003
       ------------------------


/s/ CALVIN TURNER, JR.
-------------------------------
Calvin Turner, Jr.



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